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------                                              --------------------------
FORM 4                                                     OMB APPROVAL
------                                              --------------------------
[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
          EnCap Investments L.L.C.                3TEC Energy Corporation/TTEN                  to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
       1100 Louisiana, Suite 3150                 Person, if an entity        May/2001          ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
  Houston           Texas            77002                                   Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X  Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                     Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)

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
FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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                                                                                                  Common
Warrants                     $30.00      05/22/01    J(1)             45,702   Immed   02/03/04   Stock    45,702       (2)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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    188,185                    I                          (3)
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Explanation of Responses:
(1) Assigned to affiliates of EnCap Investments L.L.C. by Pel-Tex Partners L.L.C. pursuant to a Master
    Assignment and Assumption Agreement dated May 22, 2001.
(2) Pursuant to the Master Assignment and Assumption Agreement, certain affiliates of EnCap Investments
    L.L.C. assumed certain contingent indemnification obligations and related liabilities of Pel-Tex
    Partners, L.L.C. under that certain Agreement and Plan of Merger dated December 21, 1999, as amended on January 14, 2000 and February 2, 2000 by and between EnCap Energy Capital Fund III, L.P.,
    ECIC Corporation, EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., Pel-Tex Partners
    L.L.C., 3TEC Energy Corporation, 3TM Acquisition L.L.C., and Magellan Exploration LLC, in exchange for the warrants.
(3) Represents 28,228 warrants held by ECIC Corporation, 79,939 warrants held by EnCap Energy Capital
    Fund III, L.P., 60,458 warrants held by EnCap Energy Acquisition III-B, Inc. and 19,560 warrants held by BOCP Energy Partners, L.P., all of which EnCap Investments L.L.C. is either the general partner of, the controlling person of, or an investment advisor to.

                                                                                          /s/ DAVID B. MILLER            12/10/2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. -----------------------------  -----------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Reporting Person    Date
                                                                                          Name: David B. Miller
                                                                                          Title: Managing Director
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently                                               Page 2
valid OMB number.

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